SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the Month of August 2002
                                  GENESYS S.A.
             (Exact name of registrant as specified in its charter)


        L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
                    (Address of principal executive offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                          Form 20-F  X     Form 40-F
                                    ---              ---


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes     No  X
                                     ---    ---


         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

                       CONSOLIDATED FINANCIAL STATEMENTS
                FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2002
                                   U.S. GAAP

                                  GENESYS S.A.
             UNAUDITED PROFORMA STATEMENTS OF OPERATIONS (U.S. GAAP)
                             (in thousands of euros)



                                                       ------------------------------    ------------------------------
                                                             Three months ended                 Six months ended
                                                                   June 30,                         June 30,
                                                             2001           2002              2001            2002
                                                       --------------  --------------    --------------  --------------
 Revenue (1)                                           (euro)  54,021  (euro)  51,946    (euro) 106,642  (euro) 107,398
 Cost of revenue (2)                                           23,160          23,228            45,930          46,647
                                                       --------------  --------------    --------------  --------------
 Gross profit                                                  30,861          28,718            60,712          60,751
 Research and development expenses                              1,180           1,188             2,423           2,448
 Selling, general and administrative expenses (1)(3)           33,269          30,235            58,557          58,953
 Nonrecurring charge                                                -               -                 -           3,671
 Amortization of goodwill and other intangibles                10,407           3,832            20,416           7,481
                                                       --------------  --------------    --------------  --------------
 EBIT (1)(2)(3)                                        (euro) (13,995) (euro)  (6,537)   (euro) (20,684) (euro) (11,802)
                                                       ==============  ==============    ==============  ==============

 EBITDA (1)(2)(3)                                      (euro)   3,986  (euro)   1,761    (euro)  11,326  (euro)   8,481
                                                       ==============  ==============    ==============  ==============



(1) The three and six months ended June 30, 2002 include a (euro) 3.2 million negative impact (revenue (euro) 0.7 million, SG&A (euro) 2.5 million) related to the termination of a rich media contract.

(2) The three and six months ended June 30, 2002 include (euro) 1.2 million in costs related to the termination of a long distance contract and (euro) 0.5 million in duplicate costs related to the call center consolidation.

(3) The six months ended June 30, 2002 include (euro) 1.0 million in cost associated with employee separations.

                                  GENESYS S.A.
                     CONSOLIDATED BALANCE SHEETS (U.S. GAAP)
                        (in thousands, except share data)


                                                                  December 31,     June 30, 2002
                                                                      2001              2002
                                                                 --------------    --------------
ASSETS                                                                              (Unaudited)
Current assets:
      Cash and cash equivalents                                  (euro) 17,510     (euro)   2,999
      Accounts receivable, less allowances of(euro)3,201 at
       December 31, 2001 and(euro)3,265 at June 30, 2002                 48,989            42,619
      Inventory                                                             146               187
      Prepaid expenses                                                    7,156             2,208
      Other current assets                                                6,664             5,138
                                                                 --------------    --------------
           Total current assets                                          80,465            53,151
Property and equipment, net                                              47,697            38,305
Goodwill and other intangibles, net                                     275,058           258,134
Investment in affiliated company                                            126               112
Deferred tax assets                                                         236               278
Deferred financing costs, net                                             4,722             4,494
Other assets                                                              2,100             1,880
                                                                 --------------    --------------
           Total assets                                          (euro) 410,404    (euro) 356,354
                                                                 ==============    ==============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
      Accounts payable                                           (euro)  24,533    (euro)  14,735
      Accrued liabilities                                                 7,148             5,889
      Accrued compensation                                                7,489             6,703
      Taxes payable                                                       9,929             7,693
      Deferred revenue                                                    4,198               922
      Current portion of longterm debt                                    6,901            11,347
      Current portion of capitalized lease obligations                      266                70
      Current portion of deferred tax liability                           5,346             4,972
      Current portion of accrued restructuring expenses                      90             5,003
      Other current liabilities                                           6,804             3,550
                                                                 --------------    --------------
           Total current liabilities                                     72,704            60,884
Longterm portion of longterm debt                                       142,552           120,000
Longterm portion of capitalized lease obligations                           171                16
Long term portion of deferred tax liability                              28,503            24,908
Other long term liabilities                                               3,606             5,650
Shareholders' equity:
      Ordinary shares;(euro)5.00 nominal value; 15,271,064 and
           15,358,954 at December 31, 2001 and June 30, 2002,
           respectively                                                  76,356            76,795
      Common shares to be issued :(euro)5.00 nominal value;
           250,687 and 188,328 shares at December 31, 2001 and
           June 30, 2002                                                  1,253               942
      Additional paidin capital                                         194,019           194,168
      Accumulated other comprehensive income                              3,749             3,152
      Deferred compensation                                                (465)             (342)
      Accumulated deficit                                              (111,293)         (129,068)
                                                                 --------------    --------------
                                                                        163,619           145,647

      Less cost of treasury shares: 22,131 shares at
           December 31, 2001 and June 30, 2002                             (751)             (751)
                                                                 --------------    --------------
      Total shareholders' equity                                        162,868           144,896
                                                                 --------------    --------------
Total liabilities and shareholders' equity                       (euro) 410,404    (euro) 356,354
                                                                 ==============    ==============



                                  GENESYS S.A.
          CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED) (U.S. GAAP)
                        (in thousands, except share data)

                                                   Three Months ended June 30,             Six Months ended June 30,
                                                    2001               2002                 2001              2002
                                                 --------------  ---------------     -------------    ---------------
 Revenue :
     Services                                    (euro) 46,178     (euro) 51,599     (euro) 72,344    (euro) 106,539
     Products                                              640               347             1,244               859
                                                 --------------  ---------------     -------------    ---------------
                                                        46,818            51,946            73,588           107,398

 Cost of revenue :
     Services                                           19,133            23,010            29,736            45,944
     Products                                              355               218               838               703
                                                 --------------  ---------------     -------------    ---------------
                                                        19,488            23,228            30,574            46,647
                                                 --------------  ---------------     -------------    ---------------
 Gross profit                                           27,330            28,718            43,014            60,751

 Operating expenses :
     Research and development                            1,178             1,188             1,873             2,448
     Selling and marketing                              13,399            13,864            19,044            27,372
     General and administrative                         13,630            16,371            22,729            31,581
     Non-recurring charge                                    -                 -                 -             3,671
     Amortization of goodwill and other intangibles      9,027             3,832            11,351             7,481
                                                 --------------  ---------------     -------------    ---------------
 Total operating expenses                               37,234            35,255            54,997            72,553

 Operating loss                                         (9,904)           (6,537)          (11,983)          (11,802)

 Financial income (expense)
     Interest income                                        23                31               156                89
     Interest expense                                   (2,161)           (2,811)           (3,069)           (5,108)
     Foreign exchange gain (loss)                          309               (25)            1,530              (565)
     Other financial income (expense), net                (910)             (520)               92              (795)
                                                 --------------  ---------------     -------------    ---------------
 Financial expense, net                                 (2,739)           (3,325)           (1,291)           (6,379)

 Equity in loss of affiliated company                      (40)               (3)              (40)              (11)
                                                 --------------  ---------------     -------------    ---------------
 Income (loss) before taxes                            (12,683)           (9,865)          (13,314)          (18,192)

 Income tax (expense) / credit                          (4,263)              302            (5,609)              651

                                                 --------------  ---------------     -------------    ---------------
 Net loss                                        (euro)(16,946)    (euro) (9,563)    (euro)(18,923)    (euro)(17,541)
                                                 ==============  ===============     =============    ================
                                                 --------------  ---------------     -------------    ---------------
Basic and diluted net loss per share             (euro)  (1.31)    (euro)  (0.62)    (euro)  (1.69)    (euro)  (1.13)
                                                 ==============  ===============     =============    ================
Number of shares used in computing basic
    and diluted net loss per share                  12,945,264        15,544,450        11,191,218        15,536,374

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  August 13, 2002

                                            GENESYS SA


                                             By: /s/ Francois Legros
                                                 ----------------------------
                                                  Name: Francois Legros
                                                  Title: Chairman and Chief
                                                         Executive Officer